Exhibit 99.3

SILVERCORP METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2011

(Expressed in thousands of US dollars, unless otherwise stated)

Table of Content

1.	Core Business and Strategy	2
2.	Fight “Short and Distort” Manipulation Scheme	2
3.	Second Quarter of Fiscal 2012 (“Q2 2012”) Highlights	3
4.	Second Quarter Fiscal 2012 Operating Performance	4
5.	Second Quarter Fiscal 2012 Financial Results	16
6.	Liquidity and Capital Resources	19
7.	Financial Instruments and Related Risks	20
8.	Off-Balance Sheet Arrangements	22
9.	Transactions with Related Parties	22
10.	Critical Accounting Policies and Estimates	23
11.	Future Accounting Changes	24
12.	International Financial Reporting Standards	25
13.	Other MD&A Requirements	30
14.	Outstanding Share Data	30
15.	Risks and Uncertainties	30
16.	Disclosure Controls and Procedures	31
17.	Changes in Internal Control over Financial Reporting	31
18.	Directors and Officers	31
19.	Production Guidance for the Fiscal Year 2012	31
Forward Looking Statements		32

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated financial statements for the three and six months ended September 30, 2011 and the related notes contained therein. In addition, the following should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2011, the related MD&A, the Annual Information Form (available on SEDAR at www.sedar.com), and the annual report on Form 40-F. The Company reports its financial position, results of operations and cash flow in accordance with International Financial Reporting Standards (“IFRS”). The Company’s fiscal 2012 and certain fiscal 2011 comparatives included in this MD&A have been presented in accordance with IFRS. As the Company’s IFRS transition date was April 1, 2010, comparative information prior to this date has not been restated.

Silvercorp’s significant accounting policies are set out in Note 2 of the unaudited condensed consolidated financial statements. This MD&A refers to various non-IFRS measures, such as cash flow from operating activities per share, cash and total production cost per ounce of silver, which are used by the Company to manage and evaluate operating performance and its ability to generate cash and are widely reported in the silver mining industry as benchmarks for performance. Non-IFRS measures do not have standardized meaning under IFRS. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations where applicable. This MD&A is prepared as of November 7, 2011.

1.	Core Business and Strategy

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining District in the Henan Province of China. In this quarter, the Company further acquired the XBG high grade silver-gold-lead-zinc mine, with the intention to consolidate the majority of the mineralization belt of the XBG mine area through Henan Found Mining Co., Ltd., the Company’s 77.5% subsidiary. Silvercorp commenced commercial production at its second production foothold in China at the BYP gold-lead-zinc project in Hunan Province in the last quarter and is currently building the GC silver-lead-zinc project in Guangdong Province as its third China production base. In Canada, Silvercorp is preparing to apply for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange (symbol: SVM) and Toronto Stock Exchange (symbol: SVM) and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

2.	Fight “Short and Distort” Manipulation Scheme

During the quarter, the Company was the target of a “short and distort” manipulation scheme led by anonymous writers who produced reports containing false and malicious allegations against the Company (the “Allegation Letters”). These anonymous writers pronounced in the Allegation Letters that they, and hedge funds they work for, held short positions and therefore they will profit from the decline of the Company’s stock price as a result of their market manipulation. Around the time the anonymous allegations were made, the Company noted a dramatic increase in the short position of its shares, which exceeded over 25 million shares at its peak.

Immediately following the receipt of an anonymous and threatening letter on September 1, 2011, the Company provided comprehensive and detailed information to the market to refute the allegations, which contained unprecedented disclosures of documents to support the accuracy of the Company’s balances and operating results. In addition, the Board of Directors formed an independent committee (the “Independent Committee”), who engaged KPMG Forensic Inc. (“KPMG”) to conduct an independent investigation.

On October 24, 2011, the Company announced that the Independent Committee received the report issued by KPMG (the “KPMG Report”) as a result of their intensive forensic procedures performed in the last two months. KPMG performed extensive procedures which involved the work of 38 KPMG staff members, incurring over 2,800 man-hours, across Canada and China. The full report was delivered to the British Columbia Securities Commission, the Toronto Stock Exchange, and the New York Stock Exchange. The results stated in the KPMG Report fully supported the integrity of the Company’s accounting system and financial reporting, which provides independent evidence of the balances and operating results disclosed by the Company. It further proves that the allegations made by the

Management’s Discussion and Analysis	Page 2

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

anonymous writers in the Allegation Letters are false, fraudulent, manipulative, and malicious, done with intent to profit by harming the Company and its shareholders.

In order to fight the “short and distort” manipulation scheme, the Company incurred monetary and non-monetary costs that it would not otherwise incur. The management team has diverted its resources and was distracted from its normal business operations. Total expenditures to date related to this process are estimated at $2.5 million which included over $1.5 million to KPMG, costs incurred by the Independent Committee, its independent legal counsels and other costs.

The Company will remain vigilant to defend itself from future allegations and continue efforts to recover damages from the perpetrators by determining the source and identity of the anonymous parties behind the allegations, pursue legal means against the identified parties and continue to lobby securities regulators and law enforcement agencies to protect the market from this type of manipulative short and distort scheme.

The Company is grateful to its shareholders, who stood by faithfully during this difficult time. We look forward to moving on and returning our focus exclusively to our normal business of mining, mine development and exploration and continuing to build value for our shareholders.

For details, please visit the website: http://www.silvercorpfightsshortanddistort.com/.

3.	Second Quarter of Fiscal 2012 (“Q2 2012”) Highlights

  Revenue of $62.1 million, up 71% from $36.3 million in the second quarter of fiscal year 2011 (“Q2 2011”);

  Record cash flow from operations of $35.2 million, or $0.20 per share, up 140% from $14.6 million, or $0.09 per share, in Q2 2011;

  Net income attributable to shareholders of $18.5 million, or $0.11 per share, a 49% increase compared to $12.4 million, or $0.08 per share, in Q2 2011. Adjusted earnings were $23.6 million, or $0.14 per share;

  Silver production of 1.4 million ounces, a 4% increase, gold production of 2,516 ounces, a 739% increase. The silver-equivalent production (includes only silver and gold) was about 1.5 million ounces. Silver and gold sales accounted for 74% of the total sales in the quarter, compared to 55% a year ago;

  Realized selling price per ounce of silver increased 108% to $30.48 from $14.63 in Q2 2011;

  Completed the acquisition of the XBG silver-gold-lead-zinc mine in the Henan Province, China;

  Expanded the second mill capacity to 2,200 tonnes per day (“t/d”) to achieve a total milling capacity of 3,200 t/d at the Ying Mining District, or about 1 million tonnes per year;

  Silvercorp continues to maintain its low cost producer status with a cash production cost per ounce of silver of negative $4.55;

  Repurchased and cancelled 4.5 million shares at an average of $7.90 per share, totalling $35.4 million, through a normal course issuer bid;

  Paid cash dividends of CAD$0.02 per share, totalling $3.7 million for the quarter; and

  Successfully defended the Company against false and malicious anonymous allegations, made in a “Short and Distort” scheme.

Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.	Second Quarter Fiscal 2012 Operating Performance

a)	Mine Production

In Q2 2012, the Company mined 207,296 tonnes of ore, a 34% increase compared to 154,445 tonnes in Q2 2011. For the six months ended September 30, 2011 (“H1 2012”), the Company mined 386,414 tonnes of ore, a 29% increase compared to 299,427 tonnes during the six months ended September 30, 2010 (“H1 2011”). The increased mine production was achieved through increased production from the TLP, HPG, and LM mines that continued to expand operations along with new production of 33,667 tonnes of ore from the BYP mine in H1 2012.

In Q2 2012, ore production at the Ying mine was 72,162 tonnes, 15% less than the same quarter last year of 85,204 tonnes. The decrease was because: (i) during the quarter, the Ying mine underwent a major update for its hauling facilities and replaced all of the shaft cages for safety purposes, which negatively impacted ore production, and (ii) continued labour shortages impacted our mining contractors at the Ying mine, resulting in lower mine production. While the Company has been actively working with its mining contractors to introduce new measures to maintain a stable mining labour force, the Ying mine is also in the process of establishing its own mining crews to carry out mining operations. It is expected mining capacity at the Ying mine will gradually improve over the next two quarters.

The decreased production at the Ying mine was offset by increased production from the TLP, HPG and LM satellite mines which have continued to expand operations over the last two years. Those satellite mines increased their ore production 60% to 110,380 tonnes compared to 69,241 tonnes in Q2 2011, producing 0.46 million ounces of silver (Q2 2011 – 0.25 million ounces of silver) at cash cost of $0.97 per ounce of silver (Q2 2011 - $0.63 per ounce of silver).

b)	Mining Cost

In Q2 2012, the consolidated total mining cost and the cash mining cost were $55.66 and $42.30 per tonne, respectively, an increase of 13% and 5%, compared to $49.12 and $40.36 per tonne, respectively, in Q2 2011. The major components of cash mining cost in Q2 2012 were the following: 42% for mining contractor costs (Q2 2011 – 43%); 16% for materials and supplies (Q2 2011 – 11%); 21% for labour costs (Q2 2011 – 17%); 6% for utility costs (Q2 2011 – 12%) and 15% for other miscellaneous costs (Q2 2011 – 17%).

During H1 2012, the consolidated total mining cost and the cash mining cost were $56.32 and $44.13 per tonne, respectively, an increase of 15% and 9%, compared to $48.89 and $40.36 per tonne, respectively, in H1 2011. The major components of cash mining cost in H1 2012 were the following: 41% for mining contractor costs (H1 2011 – 42%); 17% for materials and supplies (H1 2011 – 12%); 18% for labour costs (H1 2011 – 17%); 6% for utility costs (H1 2011 – 10%) and 18% for other miscellaneous costs (H1 2011 – 19%).

The increase in total cash mining cost per tonne was mainly due to US dollar depreciation versus the Chinese RMB, and slightly impacted by higher labour and material costs.

c)	Milling

In Q2 2012, a total of 209,725 tonnes of ore were milled, a 39% increase compared to 150,553 tonnes in Q2 2011. 19,813 tonnes of gold ore were milled at the newly acquired BYP mine as production continued to ramp up in this quarter. In H1 2012, a total of 392,615 tonnes of ore were milled, a 31% increase compared to 299,742 tonnes in H1 2011. The BYP mine contributed a total of 27,777 tonnes of ore milled.

The milling capacity increased in the quarter as the Company expanded the capacity at the second mill at the Ying Mining District to 2,200 t/d by adding a new 1,100 tonne line. The total milling capacity is 3,200 t/d, or about 1 million tonnes per year, at the Ying Mining District. In addition, we have 500 tonne per day milling capacity at the BYP mine, which is now operational.

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

d)	Milling Cost

In Q2 2012, the consolidated total milling cost and cash milling cost was $14.09 and $12.70 per tonne, respectively, an increase of 8% and 12%, compared to $13.06 and $11.36 per tonne, respectively, in Q2 2011. The major components of cash milling costs in Q2 2012 were the following: 31% for raw materials (Q2 2011 – 30%); 28% for utilities (Q2 2011 – 30%); 15% for mineral resources tax (Q2 2011–18%); 20% for labour costs (Q2 2011 – 17%) and 6% for milling related administrative and miscellaneous costs (Q2 2011 – 5%).

During H1 2012, the consolidated total milling cost and cash milling cost was $14.02 and $12.57 per tonne, respectively, an increase of 5% and 8%, compared to $13.30 and $11.61 per tonne, respectively, in H1 2011. The major components of cash milling costs in H1 2012 were the following: 29% for raw materials (H1 2011 – 30%); 30% for utilities (H1 2011 – 30%); 15% for mineral resources tax (H1 2011–17%); 19% for labour costs (H1 2011 – 15%) and 7% for milling related administrative and miscellaneous costs (H1 2011 – 8%).

The increase in total milling cost and the cash milling cost were mainly due to higher labour costs and the US dollar depreciation versus the Chinese RMB. In addition, the milling costs at the BYP mine, which only commenced operations last quarter, were high as the production is still ramping up.

e)	Metal Production

In Q2 2012, metal production was 1.4 million ounces of silver, 2,516 ounces of gold, 16.5 million pounds of lead and 3.2 million pounds of zinc, which was 4% and 739% higher, and 3% and 16% lower, respectively than Q2 2011. In H1 2012, metal production was 3.0 million ounces of silver, 3,905 ounces of gold, 37.1 million pounds of lead and 7.3 million pounds of zinc, which was 9%, 200%, and 4% higher and 12% lower, respectively than H1 2011. The overall increases were attributable to greater mine and mill throughputs.

The following table summarizes the total metal production in each period under review:

Total Metal Production
	Q2 2012	Q2 2011	H1 2012	H1 2011
Silver (‘000s ounces)	1,396	1,342	2,988	2,730
Gold (‘000s ounces)	2.5	0.3	3.9	1.3
Lead (‘000s pounds)	16,520	17,028	37,142	35,832
Zinc (‘000s pounds)	3,236	3,869	7,339	8,299

f)	Cash and Total Cost per Ounce of Silver

Silvercorp continues to maintain its position as one of the lowest production cost producers of primary silver among its industry peers.

In Q2 2012, the consolidated total production cost and cash cost per ounce of silver were negative $2.74 and negative $4.55, respectively, compared to negative $5.17 and negative $6.30, respectively, in Q2 2011. During H1 2012, the consolidated total production cost and cash cost per ounce of silver were negative $3.75 and negative $5.39, respectively, compared to negative $5.19 and negative $6.31, respectively, in H1 2011. The increase noted is due to relatively lower by-product grades and higher production costs, slightly off-set by increased lead prices.

To facilitate a better understanding of cash and total production cost per ounce of silver (non-IFRS measures), the following tables provide a reconciliation of those measures to the financial statements for the three and six months ended September 30, 2011 and 2010:

Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Three months ended September 30, 2011
	YING	HPG&LM	TLP	Total
Cost of sales, before amortization and depletion	$4,724	$1,827	$4,397	$10,948
By-product lead, zinc, and gold sales	(11,425)	(1,914)	(3,961)	(17,300)
Total adjusted cash costs	(6,701)	(87)	436	(6,352)
Divided by thousands of silver ounces sold	939	158	299	1,396
Total cash costs per ounce of silver	$(7.14)	$(0.55)	$1.46	$(4.55)

Total adjusted cash costs	$(6,701)	$(87)	$436	$(6,352)
Amortization and depletion	1,391	230	900	2,521
Total adjusted cost of goods sold	(5,310)	143	1,336	(3,831)
Divided by thousands of silver ounces sold	939	158	299	1,396
Total production cost per ounce of silver	$(5.65)	$0.91	$4.47	$(2.74)

Three months ended September 30, 2010
	YING	HPG&LM	TLP	Total
Cost of sales, before amortization and depletion	$4,535	$1,382	$2,318	$8,235
By-product lead, zinc, and gold sales	(13,293)	(982)	(2,421)	(16,696)
Total adjusted cash costs	(8,758)	400	(103)	(8,461)
Divided by thousands of silver ounces sold	1,095	79	168	1,342
Total cash costs per ounce of silver	$(7.99)	$5.05	$(0.61)	$(6.30)

Total adjusted cash costs	$(8,758)	$400	$(103)	$(8,461)
Amortization and depletion	1,159	83	280	1,522
Total adjusted cost of goods sold	(7,599)	483	177	(6,939)
Divided by thousands of silver ounces sold	1,095	79	168	1,342
Total production cost per ounce of silver	$(6.94)	$6.09	$1.05	$(5.17)

Six months ended September 30, 2011
	YING	HPG&LM	TLP	Total
Cost of sales, before amortization and depletion	$10,252	$3,878	$8,336	$22,466
By-product lead, zinc, and gold sales	(27,329)	(3,863)	(7,382)	(38,574)
Total adjusted cash costs	(17,077)	15	954	(16,108)
Divided by thousands of silver ounces sold	2,085	347	556	2,988
Total cash costs per ounce of silver	$(8.19)	$0.04	$1.72	$(5.39)

Total adjusted cash costs	$(17,077)	$15	$954	$(16,108)
Amortization and depletion	2,818	573	1,508	4,899
Total adjusted cost of goods sold	(14,259)	588	2,462	(11,209)
Divided by thousands of silver ounces sold	2,085	347	556	2,988
Total production cost per ounce of silver	$(6.84)	$1.69	$4.43	$(3.75)

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Six months ended September 30, 2010
	YING	HPG&LM	TLP	Total
Cost of sales, before amortization and depletion	$9,793	$2,463	$4,643	$16,899
By-product lead, zinc, and gold sales	(26,347)	(2,720)	(5,049)	(34,116)
Total adjusted cash costs	(16,554)	(257)	(406)	(17,217)
Divided by thousands of silver ounces sold	2,243	170	317	2,730
Total cash costs per ounce of silver	$(7.38)	$(1.51)	$(1.28)	$(6.31)

Total adjusted cash costs	$(16,554)	$(258)	$(406)	$(17,218)
Amortization and depletion	2,270	214	565	3,049
Total adjusted cost of goods sold	(14,284)	(44)	159	(14,169)
Divided by thousands of silver ounces sold	2,243	170	317	2,730
Total production cost per ounce of silver	$(6.37)	$(0.26)	$0.50	$(5.19)

The following table provide a reconciliation of cash and total production cost per ounce of gold (non-IFRS measures) for production results from the BYP mine for the three and six months ended September 30, 2011 (no comparative numbers for the three and six months ended September 30, 2010 as the BYP mine was acquired in January 2011):

BYP
	Q2 2012	H1 2012
Cost of sales, before amortization and depletion	$445	$608
By-product lead and zinc sales	-	-
Total adjusted cash costs	445	608
Divided by thousands of gold ounces sold	1.6	2.2
Total cash costs per ounce of gold	$275.70	$276.09

Total adjusted cash costs	$445	$608
Amortization and depletion	521	521
Total adjusted cost of goods sold	966	1,129
Divided by thousands of gold ounces sold	1.6	2.2
Total cash costs per ounce of gold	$598.94	$512.68

Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

g)	Operation Review

The following table summarizes consolidated and each mine’s operational information for the three months ended September 30, 2011:

Q2 Fiscal 2012	Three months ended September 30, 2011
	YING	HPG&LM	TLP	BYP	Total

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	2,463	72	44	-	2,579
Stockpiled Ore (tonne)	69,699	26,527	83,737	24,754	204,717
	72,162	26,599	83,781	24,754	207,296

Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	2,463	72	44	-	2,579
Ore Milled (tonne)	68,793	25,296	93,244	19,813	207,146
	71,256	25,368	93,288	19,813	209,725

Mining cost per tonne of ore mined ($)	65.44	67.27	46.97	44.11	55.66
Cash mining cost per tonne of ore mined ($)	47.76	57.75	40.19	16.95	42.30
Non cash mining cost per tonne of ore mined ($)	17.67	9.52	6.78	27.16	13.36

Unit shipping costs($)	3.96	3.49	3.72	-	3.33

Milling cost per tonne of ore milled ($)	16.00	13.88	13.02	12.53	14.09
Cash milling cost per tonne of ore milled ($)	14.31	12.54	11.70	11.87	12.70
Non cash milling cost per tonne of ore milled ($)	1.69	1.34	1.33	0.66	1.39

Average Production Cost
Silver ($ per ounce)	4.66	9.27	12.36	-	7.09
Gold ($ per ounce)	179.96	383.40	-	598.69	305.31
Lead ($ per pound)	0.13	0.26	0.35	-	0.20
Zinc ($ per pound)	0.09	0.19	0.29	-	0.15

Total production cost per ounce of Silver ($)	(5.65)	0.91	4.47		(2.74)
Total cash cost per ounce of Silver ($)	(7.14)	(0.55)	1.46		(4.55)
Total production cost per ounce of Gold ($)				598.94	598.94
Total cash cost per ounce of Gold ($)				275.70	275.70

Total Recovery of the Run of Mine Ore
Silver (%)	92.8	92.6	90.4		92.1
Gold (%)				89.1
Lead (%)	96.2	93.1	91.0		94.7
Zinc ( %)	74.9	62.4	73.8		75.1

Head Grades of Run of Mine Ore
Silver (gram/tonne)	437.0	221.0	143.0		271.0
Gold (gram/tonne)	-		-	3.3	-
Lead (%)	7.6	3.6	2.3		4.6
Zinc (%)	2.2	0.5	0.6		1.2

Sales Data
Metal Sales
Silver (in thousands of ounce)	939	158	299	-	1,396
Gold (in thousands of ounce)	0.6	0.3	-	1.6	2.5
Lead (in thousands of pound)	10,857	1,696	3,967	-	16,520
Zinc (in thousands of pound)	2,311	171	754	-	3,236
Metal Sales
Silver (in thousands of $)	28,672	4,694	9,169	-	42,535
Gold (in thousands of $)	688	393	-	2,220	3,301
Lead (in thousands of $)	9,307	1,417	3,421	-	14,145
Zinc (in thousands of $)	1,430	104	540	-	2,074
	40,097	6,608	13,130	2,220	62,055
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	30.55	29.80	30.63	-	30.48
Gold ($ per ounce)	1,179.81	1,232.20	-	1,376.38	1,312.50
Lead ($ per pound)	0.86	0.83	0.86	-	0.86
Zinc ($ per pound)	0.62	0.61	0.72	-	0.64

Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mine’s operational information for the three months ended September 30, 2010:

Q2 Fiscal 2011	Three months ended September 30, 2010
	YING	HPG & LM	TLP	Total

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ores (tonne)	3,017	48	-	3,065
Stockpiled Ores (tonne)	82,187	15,112	54,081	151,380
	85,204	15,160	54,081	154,445

Run of Mine Ore (tonne)
Direct Smelting Ores (tonne)	3,017	48	-	3,065
Ores Milled (tonne)	79,995	15,848	51,645	147,488
	83,012	15,896	51,645	150,553

Mining cost per tonne of ore mined ($)	54.79	71.46	33.92	49.12
Cash mining cost per tonne of ore mined ($)	42.66	64.21	30.04	40.36
Non cash mining cost per tonne of ore mined ($)	12.13	7.25	3.88	8.76

Unit shipping costs($)	3.50	2.98	3.03	3.28

Milling cost per tonne of ore milled ($)	13.36	13.33	12.50	13.06
Cash milling cost per tonne of ore milled ($)	11.51	11.85	10.99	11.36
Non cash milling cost per tonne of ore milled ($)	1.86	1.48	1.51	1.69

Average Production Cost
Silver ($ per ounce)	2.84	10.04	7.83	3.93
Gold ($ per ounce)	156.87	604.63	-	225.85
Lead ($ per pound)	0.16	0.56	0.44	0.22
Zinc ($ per pound)	0.13	0.45	0.34	0.18

Production Cost and Cash Cost Per Ounce of Silver, Adjusted for By-Product Credits
Total production cost per ounce of Silver ($)	(6.94)	6.09	1.05	(5.17)
Total cash cost per ounce of Silver ($)	(7.99)	5.05	(0.61)	(6.30)

Total Recovery of the Run of Mine Ores
Silver (%)	92.3	91.8	86.9	91.6
Lead (%)	96.3	93.9	89.9	95.1
Zinc (%)	71.5	44.9	65.9	70.1

Head Grades of Run of Mine Ores
Silver (gram/tonne)	461.0	178.0	114.0	312.0
Lead (%)	7.9	3.2	2.6	5.6
Zinc (%)	2.8	0.4	0.8	1.9

Sales Data
Metal Sales
Silver (in thousands of ounce)	1,095	79	168	1,342
Gold (in thousands of ounce)	0.2	0.1	-	0.3
Lead (in thousands of pound)	13,486	1,020	2,522	17,028
Zinc (in thousands of pound)	3,275	60	534	3,869
Metal Sales
Silver ($)	15,993	1,168	2,481	19,642
Gold ($)	135	111	-	246
Lead ($)	10,945	831	2,077	13,853
Zinc ($)	2,213	40	344	2,597
	29,286	2,150	4,902	36,338
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	14.60	14.73	14.79	14.63
Gold ($ per ounce)	806.78	887.41	-	841.19
Lead ($ per pound)	0.81	0.81	0.82	0.81
Zinc ($ per pound)	0.68	0.66	0.64	0.67

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mine’s operational information for the six months ended September 30, 2011:

YTD Q2 Fiscal 2012	Six months ended September 30, 2011
	YING	HPG&LM	TLP	BYP	Total

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	5,524	116	46	-	5,686
Stockpiled Ore (tonne)	147,975	54,599	144,487	33,667	380,728
	153,499	54,715	144,533	33,667	386,414

Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	5,524	116	46	-	5,686
Ore Milled (tonne)	148,767	53,660	156,724	27,777	386,929
	154,291	53,776	156,770	27,777	392,615

Mining cost per tonne of ore mined ($)	64.29	66.93	49.34	32.71	56.32
Cash mining cost per tonne of ore mined ($)	48.03	56.06	42.83	12.46	44.13
Non cash mining cost per tonne of ore mined ($)	16.26	10.87	6.50	20.25	12.19

Unit shipping costs($)	3.99	3.54	3.69	-	3.47

Milling cost per tonne of ore milled ($)	14.55	13.98	13.33	15.05	14.02
Cash milling cost per tonne of ore milled ($)	12.93	12.55	11.91	14.35	12.57
Non cash milling cost per tonne of ore milled ($)	1.62	1.43	1.42	0.70	1.45

Average Production Cost
Silver ($ per ounce)	4.38	9.31	12.32		6.53
Gold ($ per ounce)	160.53	366.58	-	512.61	267.58
Lead ($ per pound)	0.13	0.26	0.35		0.19
Zinc ($ per pound)	0.08	0.19	0.38		0.13

Total production cost per ounce of Silver ($)	(6.84)	1.69	4.43		(3.75)
Total cash cost per ounce of Silver ($)	(8.19)	0.04	1.72		(5.39)

Total production cost per ounce of Gold ($)				512.68	512.68
Total cash cost per ounce of Gold ($)				276.09	276.09

Total Recovery of the Run of Mine Ore
Silver (%)	92.4	92.1	89.5		91.7
Gold (%)				86.7	86.7
Lead (%)	96.3	93.3	90.9		94.7
Zinc ( %)	75.7	57.9	71.7		73.9

Head Grades of Run of Mine Ore
Silver (gram/tonne)	441.0	227.0	147.0		287.0
Gold (gram/tonne)				2.9	2.9
Lead (%)	8.1	3.4	2.4		5.0
Zinc (%)	2.3	0.5	0.7		1.4

Sales Data
Metal Sales
Silver (in thousands of ounce)	2,085	347	556	-	2,988
Gold (in thousands of ounce)	1.1	0.6	-	2.2	3.9
Lead (in thousands of pound)	26,276	3,542	7,324	-	37,142
Zinc (in thousands of pound)	5,906	321	1,112	-	7,339

Metal Sales
Silver (in thousands of $)	63,159	10,265	16,867	-	90,291
Gold (in thousands of $)	1,226	697	-	2,909	4,832
Lead (in thousands of $)	22,770	2,975	6,336	-	32,081
Zinc (in thousands of $)	3,333	191	1,046	-	4,570
	90,488	14,128	24,249	2,909	131,774
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	30.29	29.55	30.36		30.22
Gold ($ per ounce)	1,111.49	1,163.53	-	1,320.74	1,237.48
Lead ($ per pound)	0.87	0.84	0.87		0.86
Zinc ($ per pound)	0.56	0.60	0.94		0.62

Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mine’s operational information for the six months ended September 30, 2010:

YTD Q2 Fiscal 2011	Six months ended September 30, 2010
	YING	HPG & LM	TLP	Total

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ores (tonne)	6,356	125	10	6,491
Stockpiled Ores (tonne)	162,060	32,943	97,933	292,936
	168,416	33,068	97,943	299,427

Run of Mine Ore (tonne)
Direct Smelting Ores (tonne)	6,356	125	10	6,491
Ores Milled (tonne)	161,893	33,924	97,434	293,251
	168,249	34,049	97,444	299,742

Mining cost per tonne of ore mined ($)	54.97	62.69	33.77	48.89
Cash mining cost per tonne of ore mined ($)	43.27	56.34	29.97	40.36
Non cash mining cost per tonne of ore mined ($)	11.71	6.35	3.80	8.53

Unit shipping costs($)	3.56	3.38	3.22	3.43

Milling cost per tonne of ore milled ($)	13.52	12.67	13.16	13.30
Cash milling cost per tonne of ore milled ($)	11.78	11.25	11.45	11.61
Non cash milling cost per tonne of ore milled ($)	1.74	1.42	1.70	1.69

Average Production Cost
Silver ($ per ounce)	2.95	7.44	7.80	3.90
Gold ($ per ounce)	169.13	456.28	449.11	230.11
Lead ($ per pound)	0.16	0.39	0.42	0.21
Zinc ($ per pound)	0.13	0.28	0.35	0.17

Production Cost and Cash Cost Per Ounce of Silver, Adjusted for By-Product Credits
Total production cost per ounce of Silver ($)	(6.37)	(0.26)	0.50	(5.19)
Total cash cost per ounce of Silver ($)	(7.38)	(1.51)	(1.28)	(6.31)

Total Recovery of the Run of Mine Ores
Silver (%)	92.0	90.7	86.0	91.2
Lead (%)	96.3	93.8	89.8	95.2
Zinc (%)	70.4	52.7	69.9	69.8

Head Grades of Run of Mine Ores
Silver (gram/tonne)	465.4	178.5	114.9	318.8
Lead (%)	8.0	4.1	2.6	5.8
Zinc (%)	2.8	0.6	0.8	1.9

Sales Data
Metal Sales
Silver (in thousands of ounce)	2,243	170	317	2,730
Gold (in thousands of ounce)	0.6	0.5	0.2	1.3
Lead (in thousands of pound)	27,716	2,805	5,311	35,832
Zinc (in thousands of pound)	6,880	268	1,151	8,299
Metal Sales
Silver ($)	31,949	2,440	4,561	38,950
Gold ($)	508	444	158	1,110
Lead ($)	21,528	2,129	4,155	27,812
Zinc ($)	4,311	147	737	5,195
	58,296	5,160	9,611	73,067
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	14.24	14.36	14.39	14.27
Gold ($ per ounce)	816.52	879.67	831.41	842.88
Lead ($ per pound)	0.78	0.76	0.78	0.78
Zinc ($ per pound)	0.63	0.55	0.64	0.63

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(i) Ying Mine (77.5%)

The Ying mine is located in Henan Province, China. Production from the Ying mine commenced on April 1, 2006. Since then, the Ying mine has become the Company’s primary focus and most profitable project.

In Q2 2012, the total ore mined was 72,162 tonnes, of which 2,463 tonnes were direct smelting ore, a decrease of 15% compared to ore production of 85,204 tonnes in Q2 2011. During H1 2012, the total ore mined was 153,499 tonnes, of which 5,524 tonnes were direct smelting ore, an overall decrease of 9% compared to ore production of 168,416 tonnes in H1 2011. The decrease was due to mining equipment replacements and constraint of availability of seasonal labour as above-mentioned.

In Q2 2012, silver head grade at the Ying mine was 437.0g/t, lower than 461.0g/t in Q2 2011. Head grades for lead and zinc were 7.6% and 2.2%, respectively, comparable to head grades of 7.9% for lead and 2.8% for zinc in Q2 2011. During H1 2012, silver head grade at the Ying mine was 441.0g/t, lower than 465.4g/t in H1 2011. Head grades for lead and zinc were 8.1% and 2.3%, respectively, comparable to head grades of 8.0% for lead and 2.8% for zinc in H1 2011. Head grades were changing along with the mining sequence.

In Q2 2012, the Ying mine produced 0.9 million ounces of silver, 10.9 million pounds of lead and 2.3 million pounds of zinc, which were lower compared to metal production in Q2 2011 of 1.1 million ounces of silver, 13.5 million pounds of lead and 3.3 million pounds of zinc. During H1 2012, the Ying mine produced 2.1 million ounces of silver, 26.3 million pounds of lead and 5.9 million pounds of zinc, which were slightly lower compared to metal production in H1 2011 of 2.2 million ounces of silver, 27.7 million pounds of lead and 6.9 million pounds of zinc.

In Q2 2012, total mining costs per tonne and cash mining costs per tonne were $65.44 (Q2 2011 - $54.79) and $47.76 (Q2 2011 - $42.66), respectively. During H1 2012, total mining costs per tonne and cash mining costs per tonne were $64.29 (H1 2011 - $54.79) and $48.03 (H1 2011 - $43.27), respectively. The increase of cash mining costs was mainly due to (i) higher mining contractors costs as the mine paid approximately $1 per tonne more as compensation for increases in miners’ salary and benefits, (ii) increased material costs of $1 per tonne as more mining preparation work was conducted, and (iii) the impact of US dollar deprecation versus the Chinese RMB of $2.5 per tonne. The increase of non-cash mining costs was a result of higher assets base being subject to depletion.

Including by-product credits, in Q2 2012, Ying mine’s total cost and cash cost per ounce of silver were negative $5.65 and negative $7.14, respectively, compared to negative $6.94 and negative $7.99 in Q2 2011. The increase in cost was mainly due to lower by-product credits from lower production and higher production costs noted. During H1 2012, Ying mine’s total cost and cash cost per ounce of silver were negative $6.84 and negative $8.19, respectively, an improvement from negative $6.37 and negative $7.38 in H1 2011 attributable from higher by-product credits from higher lead prices, offset by higher production costs compared to H1 2011.

In Q2 2012, the Company commenced the development of a 5,200 metre (m) access ramp, with dimensions of 4 m by 4.5 m, at the Ying mine starting from the 580 m elevation and going down to zero metre elevation. The access ramp will provide access to the S7-1 vein in which resources were expanded by the recent drilling, and provide access to future mining operations below zero metre elevation. The access ramp is expected to be completed in two and half years.

Inclusive of this development work, in Q2 2012, the Ying mine incurred $3.6 million in exploration and development expenditures (Q2 2011 – $3.6 million). With that, 13,292 m (Q2 2011 – 8,746 m) of tunnel, 22,916 m (Q2 2011 – 10,414 m) of diamond drilling, and 113 m (Q2 2011 – 527 m) of shafts, declines and raises were completed. In H1 2012, the Ying mine incurred $6.3 million in exploration and development expenditures (H1 2011 – $6.6 million). With that, 23,851 m (H1 2011 – 22,189 m) of tunnel, 41,376 m (H1 2011 – 18,897 m) of diamond drilling, and 126 m (H1 2011 – 602 m) of shafts, declines and raises were completed.

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

An improved mining technique for resuing mining stopes has been implemented in all four mines at the Ying Mining District (Ying, TLP, HPG and LM) in October 2011. The method is to first cut a 1.5 m deep hole with 1.0 m in length with a width matching true width of a vein at every lift, and then drill upward to blast holes along the vein. Those holes are blasted using the first cut hole as free space. This improved mining technique should reduce mining dilution by 5 to 10%.

In addition, due to constraints in mining contractors’ ability to employ skilled miners and organize mine production in the gradually tightening labour market in China, and in order to improve mine productivity, the Company is in the process of establishing its own mining crews to carry out mining operations. It is expected to take about one year for the Company to complete this transition.

(ii) HPG and LM Mines (80%)

The HPG and LM mines are located in Henan Province, China. Silvercorp acquired the HPG and LM mines in 2007.

In Q2 2012, HPG and LM mines produced 158,000 ounces of silver, 1.7 million pounds of lead and 171,000 pounds of zinc, compared to 79,000 ounces of silver, 1.0 million pounds of lead and 60,000 pounds of zinc produced in Q2 2011. During H1 2012, HPG and LM mines produced 347,000 ounces of silver, 3.5 million pounds of lead and 321,000 pounds of zinc, compared to 170,000 ounces of silver, 2.8 million pounds of lead and 268,000 pounds of zinc produced in H1 2011.

The increases are attributable to increased production as more ore was mined as mine development progressed. In Q2 2012 and H1 2012, HPG and LM mined 26,599 and 54,715 tonnes of ore, respectively, compared to 15,160 and 33,068 tonnes of ore in Q2 2011 and H1 2011, representing an increase of 75% and 65%, respectively.

In Q2 2012, the Company also commenced the development of a 4,800 m access ramp with dimensions of 4 m by 4.5 m at the southwest corner of the TLP Mining Permit, adjacent to the LM Mining Permit, from about 980 m elevation to 500 m elevation. The access ramp will provide access to a swarm of mineralized veins discovered. Currently, the Company is producing approximately 60,000 tonnes per year from the LM mine. Once the access ramp is completed in two and half years, the mining capacity at the LM mine is expected to increase to approximately 200,000 tonnes per year.

In Q2 2012, HPG and LM mines incurred $1.9 million (Q2 2011 – $858,000) in exploration and development expenditures to complete 5,001 m of tunnel (Q2 2011 – 3,106 m), 21,311 m (Q2 2011 –8,281 m) of diamond drilling, and 288 m (Q2 2011 – 146 m) of shaft, decline and raises. In H1 2012, HPG and LM mines incurred $3.6 million (H1 2011 – $1.7 million) in exploration and development expenditures to complete 9,870 m of tunnel (H1 2011 – 7,012 m), 40,730 m (H1 2011 – 18,072 m) of diamond drilling, and 553 m (H1 2011 – 295 m) of shaft, decline and raises.

The continuing mine development work completed will allow HPG and LM mines to continue the current production growth trend.

(iii) TLP Mine (77.5%)

The TLP mine is located in Henan Province, China. Silvercorp acquired the TLP mine in 2007.

In Q2 2012, metal production at the TLP mine was 299,000 ounces of silver, 4.0 million pounds of lead and 754,000 pounds of zinc, compared to 168,000 ounces of silver, 2.5 million pounds of lead and 534,000 pounds of zinc produced in Q2 2011. During H1 2012, metal production at the TLP mine was 556,000 ounces of silver, 7.3 million pounds of lead and 1.1 million pounds of zinc, compared to 317,000 ounces of silver, 5.3 million pounds of lead and 1.2 million pounds of zinc produced in H1 2011.

The increases are attributable to increased production as more ore was mined as mine development progressed. In Q2 2012 and H1 2012, TLP mined 83,781 and 144,533 tonnes of ore, respectively, compared to 54,081 and 97,943 tonnes of ore in Q2 2011 and H1 2011, representing an increase of 55% and 48%, respectively.

In Q2 2012, total mining costs per tonne and cash mining costs per tonne were $46.97 (Q2 2011 - $33.92) and $40.19 (Q2 2011 - $30.04), respectively. During H1 2012, total mining costs per tonne and cash

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

mining costs per tonne were $49.34 (H1 2011 - $33.77) and $42.83 (H1 2011 - $29.97). The increase was mainly due to (i) higher mining contractors costs as the mine paid $2 per tonne more as compensation for increases in miners’ salary and benefits, (ii) increased material costs of $8 per tonne as more mining preparation work was conducted, and (iii) the impact of US dollar deprecation versus the Chinese RMB of $2.5 per tonne. The increase of non-cash mining costs was a result of a higher asset base being subject to depletion.

In Q2 2012, the Company spent $1.3 million (Q2 2011 - $1.0 million) in exploration and development expenditures to complete 5,217 m (Q2 2011 – 4,784 m) of tunnel, 10,750 m (Q2 2011 – 14,494 m) of diamond drilling and 10 m of shafts, declines and raises (Q2 2011 – 120 m) . In H1 2012, the Company spent $2.4 million (H1 2011 - $2.3 million) in exploration and development expenditures to complete 10,336 m (H1 2011 – 10,626 m) of tunnel, 21,435 m (H1 2011 – 23,415 m) of diamond drilling, and 20 m of shafts, declines and raises (H1 2011 – 120 m).

The continuing mine development work completed will allow the TLP mine to continue the current production growth trend.

(iv) GC Project (95%)

The Company acquired the GC Project in 2008. In December 2010, the GC Project received its mining permit. Since then, the Company has been moving forward with project development. During the quarter, the Company paid approximately $3 million cash to complete the acquisition of land usage rights for the GC mine and milling sites. Furthermore, mill and mine construction has commenced during the quarter with site preparation work, including the construction of access roads, water supply, and power lines, being completed. Since August, mining contractors have moved into the GC mine site and are well on track with the mine construction, completing 320 m of a 4 m by 4.5 m main access ramp and 20 m of the planned 620 m vertical shaft were completed. The building of a construction head-frame for developing the vertical shaft being is underway.

The Company also successfully negotiated and entered into an agreement with a building contractor to construct a 1,600 t/d capacity floatation mill that is capable of producing silver-lead, zinc, pyrite floatation concentrates and a tin gravity concentrate. This is the same contractor who built the Company’s two mills at the Ying Mining District. Milling equipment was sourced and the final purchase contract is expected to be signed in November 2011. In accordance with plans, the mill should be completed by July 2012 with an estimated cost of approximately RMB 100 million, or US$17 million.

During the quarter, the GC surface drilling program consisting of three drill rigs continued to perform step-out drilling.

Silvercorp has retained AMC Consultants of Vancouver in February 2011 to convert the Chinese design report on the GC project into a NI 43-101 qualified report. The AMC report is expected to be completed in November 2011.

(v) BYP Project (70%)

In January 2011, the Company completed the acquisition of 70% equity interest in Xinshao Yunxiang Mining Co., Ltd., which owns a mining permit in the BYP Gold-Lead-Zinc mine in Hunan Province, China.

During the quarter, production at the BYP mine ramped up with 19,813 tonnes of ore being processed, yielding 1,613 ounces of gold. Mill production resumed in August following a temporary halt in June while the Company installed a liner in the tailing pond.

In Q2 2012, total mining costs per tonne and cash mining costs per tonne were $44.11 and $16.95 respectively. During H1 2012, total mining costs per tonne and cash mining costs per tonne were $32.71 and $12.46 as the production in Q1 2012 was from development tunnels where no mining costs were incurred. Total and cash cost per ounce of gold was $598.94 and $275.70, respectively, in Q2 2012. During H1 2012, total and cash cost per ounce of gold was $512.68 and $276.09, respectively.

The Company will continue to utilize the existing 500 t/d floatation mill to mine and process gold mineralization with an initial focus on higher grade mineralization areas. Concurrently, the Company’s

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

engineers continue to work with a qualified Chinese engineering firm to complete a detailed and staged mining and development plan to fulfill the Company’s production goal of expanding the mining and milling capacity to 1,500 t/d for fiscal 2013. The cost of the mill expansion is estimated at $10 million.

Construction of an 800 t/d backfill facility to fill up gold mineralization stopes is underway, which will cost around $1.5 million and will be completed in July 2012. The Company also started to sink a 180 m deep, 3.5 m diameter shaft from 380 m to 200 m elevations. The shaft will mainly be utilized to mine the #3 gold mineralization body. The cost of the shaft is about $1 million and is expected to be completed in April 2012.

(vi) XBG Project (69.75%)

In the current quarter, the Company completed the acquisition of a 90% equity interest in Zhongxing Mining Co. Ltd. (“Zhongxing”) and Chuanxin Mining Co. Ltd. (“Chuanxin”) through its 77.5% owned subsidiary, Henan Found Mining Co. Ltd. The main assets acquired are the high grade XBG silver-gold-lead-zinc mine with a mining permit covering 26.36 square kilometres and the adjacent NTM gold exploration permit covering 2.54 square kilometres along with a 350 t/d floatation mill and the environment permit to construct a 1,000 t/d floatation mill.

Exploration, mine development and small scale tunnelling mining have been on-going since the mining permit was issued in November 2010. By the end of July 2011, a total of 4,500 m of mine tunnels and several shallow shafts were developed in the mine area. Based on Zhongxing’s records, over 20,000 tonnes of silver-lead-zinc ore were mined, of which about 12,000 tonnes of ore were milled by the 350 t/d flotation mill. Metal recoveries from the test milling were reported to be over 90% for silver and lead and 80% for gold and zinc.

The Company intends to commence a comprehensive exploration program that includes surface and underground mapping and sampling, and surface and underground diamond drilling to explore the existing veins and discover additional veins. The exploration program is expected to be self-funded by cash-flow generated from continuing mining activities from the existing tunnels and processed from the existing 350 t/d floatation mill.

(vii) Silvertip Project (100%)

The Silvertip Project was acquired in February 2010. During the quarter, the Company continued its effort in completing a Small Mine Permit application. At the same time, the Company conducted the 2011 exploration program to test the DM zone, a new zone of silver-lead-zinc mineralization approximately eight kilometres to the south of Silvertip Mountain. The 2011 exploration program is now substantially completed, with assay results pending.

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	Second Quarter Fiscal 2012 Financial Results

For the three months ended September 30, 2011, the Company’s sales and net income improved significantly from the same period in the prior year. Such increases were primarily due to increased metal prices combined with increased silver production.

The tables below set out selected quarterly results for the past eight quarters:

	Sept 30, 2011	Jun 30, 2011	Mar 31, 2011	Dec 31, 2010
Sales	$62,055	$69,719	$42,422	$51,838
Gross profit	47,620	55,660	32,250	40,059
Expenses and foreign exchange	8,420	8,399	8,725	5,592
Other items	(487)	(443)	392	7,117
Net income, attributable to the shareholders of the Company	18,471	25,642	12,019	29,079
Basic earnings per share	0.11	0.15	0.07	0.17
Diluted earnings per share	0.11	0.15	0.07	0.17
Cash dividend declared	3,500	3,619	3,600	3,511
Cash dividend declared per share (CAD)	0.02	0.02	0.02	0.02

	Sept 30, 2010	Jun 30, 2010	Mar 31, 2010[1]	Dec 31, 2009[1]
Sales	$36,338	$36,729	$28,224	$31,283
Gross profit	26,596	26,538	19,277	24,230
Expenses and foreign exchange	5,560	5,118	3,936	5,191
Other items	1,836	767	18	(52)
Net income, attributable to the shareholders of the Company	12,434	14,121	9,760	12,409
Basic earnings per share	0.08	0.09	0.06	0.08
Diluted earnings per share	0.08	0.09	0.06	0.08
Cash dividend declared	3,207	3,109	3,238	3,108
Cash dividend declared per share (CAD)	0.02	0.02	0.02	0.02

1 As the Company’s IFRS transition date was April 1, 2010, comparative information prior to this date has not been restated and is presented in accordance to Canadian GAAP.

Financial results including sales, gross profit, net income, basic earnings per share, and diluted earnings per share were heavily influenced by increases in commodity prices, particularly, the silver price.

Realized selling price is determined by market metal prices, less smelter charges and 17% value added taxes (except for gold). Market prices for lead and zinc are the 10-15 days average closing prices at Shanghai Metals Exchange (“SME”) at the time of delivery, while silver and gold market prices are calculated by the 10-15 days average closing price at Shanghai Gold Exchange (“SGE”). To facilitate a better understanding of the Company’s pricing structure, a reconciliation of average market prices to average realized selling prices is as follows:

	Silver (in US$/ounce)		Gold(in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	Q2 2012	Q2 2011	Q2 2012	Q2 2011	Q2 2012	Q2 2011	Q2 2012	Q2 2011
SME or SGE quarterly average	$40.13	$19.56	1,712	1,228	$1.15	$1.06	$1.20	$1.10
Less: Smelter charges	(4.47)	(2.44)	(399)	(387)	(0.14)	(0.11)	(0.45)	(0.32)
Less: Value added taxes	(5.18)	(2.49)	-	-	(0.15)	(0.14)	(0.11)	(0.11)
Realized selling prices	$30.48	$14.63	1,313	841	$0.86	$0.81	$0.64	$0.67
LME quarterly average	$38.92	$18.95	1,709	1,226	$1.11	$0.92	$1.01	$1.05

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Net income attributable to the shareholders of the Company in Q2 2012 was $18.5 million, or $0.11 per share, a 49% increase compared to $12.4 million, or $0.08 per share, in Q2 2011. During the quarter, $1.5 million of additional costs were incurred for fighting the “Short and Distort” scheme. In addition, $3.6 million of China dividend withholding taxes was accrued as Silvercorp is anticipating its 77.5% subsidiary, Henan Found Mining Co. Ltd., to pay an annual dividend in the next quarter. Excluding these two items, adjusted earnings was $23.6 million or $0.14 per share.

In H1 2012, the Company recorded net income attributable to the shareholders of the Company of $44.1 million, or $0.25 per share, an increase of 66% over the earnings of $26.6 million, or $0.16 per share in H1 2011.

Net income improved mainly as a result of higher realized selling prices due to increase in commodity prices as well as the higher quantity of precious metal sold.

Sales in Q2 2012 were $62.1 million, an increase of 71% from $36.3 million in Q2 2011. In H1 2012, sales were $131.8 million, an increase of 80% from $73.1 million in H1 2011. The increase was mainly as a result of higher realized selling prices due to increases in commodity prices as well as the higher quantity of precious metal sold.

The following table summarizes metals sold, realized selling prices and revenues for fiscal 2012 and 2011:

Three Months ended September 30
	Quantities		Realized selling prices		Sales
	(‘000 oz or lb)		($/oz or lb)		(in ‘000$)
	2011	2010	2011	2010	2011	2010
Silver	1,396	1,342	$30.48	$14.63	$42,535	$19,642
Gold	2.5	0.3	1,313	841	3,301	246
Lead	16,520	17,028	0.86	0.81	14,145	13,853
Zinc	3,236	3,869	0.64	0.67	2,074	2,597
Total					$62,055	$36,338

Six Months ended September 30
	Quantities		Realized selling prices		Sales
	(‘000 oz or lb)		($/oz or lb)		(in ‘000$)
	2011	2010	2011	2010	2011	2010
Silver	2,988	2,730	$30.22	$14.27	$90,291	$38,950
Gold	3.9	1.3	1,237	843	4,832	1,110
Lead	37,142	35,832	0.86	0.78	32,081	27,812
Zinc	7,339	8,299	0.62	0.63	4,570	5,195
Total					$131,774	$73,067

Cost of sales in Q2 2012 was $14.4 million (Q2 2011 - $9.7 million), including $11.4 million (Q2 2011 -$8.2 million) cash costs and $3.0 million (Q2 2011 - $1.5 million) depreciation, amortization and depletion charges. In H1 2012, cost of sales was $28.5 million (H1 2011 - $19.9 million), including $23.1 million (H1 2011 - $16.9 million) cash costs and $5.4 million (H1 2011 - $3.0 million) depreciation, amortization and depletion charges. The cash portion of cost of goods sold increased by 38% to $11.4 million, which was mainly due to increased ore production, a 34% increase compared to Q2 2011. Also impacting the cash portion of cost of sales were increased labour costs. The increase of depreciation, amortization and depletion charges was mainly due to a higher asset base being subject to amortization and increased depletion as more production occurred along with the change in reserve based on the latest NI 43-101 reports. The depreciation of US dollar versus the Chinese RMB also caused the increase of reported cost of sales.

Gross profit margin in Q2 2012 and H1 2012 was 76.7% and 78.4% (Q2 2011 – 73.2%, H1 2011 –72.7%), respectively. In the same time periods, gross profit margin for the four mines at Ying Mining District was 77.5% and 78.8% (Q2 2011 – 73.2%, H1 2011 – 72.7%).

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The increase was mainly attributable to the higher metal prices noted in Q2 and H1 2012 compared to the same periods in the prior year. The gross profit margin did not increase in line with metal price increases, mainly due to the change in production mix compared to prior year. The Company significantly increased production at the HPG, LM and TLP mines which have lower head grades relative to Ying mine. In Q2 2012 and H1 2012, the Company’s silver production from the HPG, LM and TLP mines was 33% and 30%, respectively, compared with 19% and 18% during the same time periods in prior year.

General and administrative expenses in Q2 2012 and H1 2012 were $8.5 million and $14.6 million, an increase of 119% and 71% compared to the expenses of $3.9 million and $8.5 million incurred in the same time period of the prior year. During Q2 2012, an additional $1.5 million of general and administrative expenses were incurred related to fighting the “Short and Distort” scheme. Significant items included in general and administrative expenses in Q2 2012 and H1 2012 are as follows:

(a)	Office and administrative expenses of $3.3 million and $5.6 million (2011 - $1.8 million, $3.4 million);

(b)	Salaries and benefits of $2.0 million and $3.8 million (2011 - $1.2 million, $3.3 million);

(c)	Stock based compensation expense of $840 and $1.6 million (2011 - $477, $1.2 million);

(d)	Professional fees of $1.3 million and $1.4 million (2011 - $337, $574).

(e)

Other taxes of $1.0 million and $2.2 million (2011 – $nil, $nil). A VAT surtax, which was previously exempt for foreign invested companies in China and represented approximately 1.4% of sales, has been levied since December 1, 2010.

General exploration and property investigation expenses in Q2 2012 and H1 2012 were $1.2 million and $3.0 million (Q2 2011 - $1.1 million, H1 2011 - $2.4 million). The slight increase of the expense noted in H1 2012 was mainly due to increased mineral resource development fees to local government.

Foreign exchange gain in Q2 2012 and H1 2012 was $1.3 million and $760 (Q2 2011 - $570 loss, H1 2011 - $303 gain). The foreign exchange gain was mainly driven by the strengthening of the US dollar versus the Canadian dollar in Q2 2012.

Loss on disposal of plant and equipment in Q2 2012 and H1 2012 was $171 and $253 (Q2 2011 - $449, H1 2011 - $449). The current year’s loss was mainly due to obsolete equipment that was disposed of.

Share of gain in an associate represents the equity pick up from our investment in an associate, New Pacific Metals Corp. (“NUX”). Gain in Q2 2012 and H1 2012 was $116 and $92 (Q2 2011 - $1.8 million, H1 2011 - $1.8 million). The Company records on the statement of income its proportionate share (14.3%) of NUX’s net gain or loss.

Loss on investments in Q2 2012 and H1 2012 was $670 and $1.8 million (Q2 2011 - $126 gain, H1 2011 - $77 gain). The Company, from time to time, may acquire on the open market or in private placements, shares and warrants of other publicly-traded mining companies. The unrealized loss was related to the change of fair value of warrants.

Finance income in Q2 2012 and H1 2012 was $1.1 million and $1.8 million (Q2 2011 - $326, H1 2011 -$591). The increase was a result of higher cash balances being invested in higher rate term deposits during the current period.

Finance costs in Q2 2012 and H1 2012 were $23 and $46 (Q2 2011 - $50, H1 2011 - $110). As the Company does not hold any interest bearing debt, the finance cost in the current period relates to the accretion of environmental rehabilitation.

Income tax expense in Q2 2012 was $13.8 million, an increase of $8.4 million or 156% over the income tax expense of $5.4 million recorded in Q2 2011. In H1 2012, income tax expense was $26.4 million, an increase of $17.7 million or 205% over the income tax expense of $8.6 million recorded in H1 2011. The income tax expenses recorded in Q2 2012 and H1 2012 included current income tax expenses of $9.4 million and $20.9 million (Q2 2011 – $4.8 million, H1 2011 - $7.5 million) and deferred income tax expenses of $4.4 million and $5.5 million (Q2 2011 – $581, H1 2011 - $1.1 million).

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The increase of income tax expense was mainly due to higher taxable income in the quarter and a higher tax rate compared to Q2 2011. The Chinese tax holiday, which allowed the Company’s most profitable Chinese subsidiary, Henan Found Mining Co. Ltd. to have a preferential 12.5% income tax rate, expired on December 31, 2010, increasing the income tax rate to 25%. The Company’s another Chinese subsidiary, Henan Huawei Mining Co. Ltd., is currently subject to a preferential tax rate of 12.5% until December 31, 2011, after which it will be 25%. In addition, included in deferred income taxes is $3.6 million of China dividend withholding taxes accrued as Silvercorp is anticipating its 77.5% subsidiary, Henan Found Mining Co. Ltd., to pay an annual dividend in the next quarter.

6.	Liquidity and Capital Resources

Cash and cash equivalents and short term investments as at September 30, 2011 was $176.7 million, a decrease of $29.6 million or 14%, compared to $206.3 million at March 31, 2011.

Working capital at September 30, 2011 was $153.9 million, a decrease of $23.8 million, or 13% compared to $177.7 million at March 31, 2011.

Cash flow provided by operating activities were $35.2 million in Q2 2012, an increase of 140% compared to $14.6 million in Q2 2011. In H1 2012, cash flows provided by operating activities were $69.1 million, an increase of 83%, compared to $37.8 million in H1 2011. The increase in cash flow from operations resulted from improved operating earnings due to higher commodity prices and higher precious metal production.

Cash flow used in investing activities were $23.9 million in Q2 2012 comprised mainly of cash used in capital expenditures of $13.3 million, cash prepayments to acquire property, plant and equipment of $19.6 million, and cash used in the acquisition of Zhongxing and Chuanxin of $3.4 million, offset by cash provided from redemption of short term investments (net of purchases) of $12.8 million. In Q2 2011, cash flows provided by investing activities were $4.3 million comprised mainly of cash provided from redemption of short term investments (net of purchases) of $15.6 million, offset by cash used in capital expenditures of $8.9 million and acquisition of other investments of $2.0 million.

In H1 2012, cash flow used in investing activities were $41.5 million comprised mainly of cash used in capital expenditures of $23.9 million, cash prepayments to acquire mineral property, plant and equipment of $21.1 million, acquisition of other investments of $1.0 million and cash used in the acquisition of Zhongxing and Chuanxin of $3.4 million, offset by cash provided from redemption of short term investments (net of purchases) of $7.8 million. In H1 2011, cash flow used in investing activities were $17.8 million comprised mainly of cash used in capital expenditures of $15.3 million, acquisition of other investments of $2.0 million, and prepayments to acquire property, plant and equipment of $1.2 million.

Cash flow used in financing activities were $49.6 million in Q2 2012 comprised mainly of net advance to related parties of $11.1 million, cash dividends paid of $3.7 million, and cash used in the normal course issuer bid of $35.4 million. In Q2 2011, cash flow used in financing activities were $2.0 million, comprised mainly of cash dividends paid of $3.2 million, offset by proceeds from issuance of common shares of $0.8 million.

In H1 2012, cash flow used in financing activities were $48.9 million comprised mainly of due from related parties of $12.3 million, cash dividends paid of $7.3 million, and cash used in the normal course issuer bid of $35.4 million, offset by contributions from non-controlling interests of $5.2 million and proceeds from issuance of common stock of $1.0 million. In H1 2011, cash flow used in financing activities were $5.5 million comprised mainly of repayments of bank loan of $1.5 million, cash dividends paid of $6.4 million, offset by proceeds from issuance of common shares of $2.0 million.

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Contractual commitments and contingencies not disclosed elsewhere in this Management’s
Discussion and Analysis are as follows:
The Company entered into two office rental agreements with total rental expense of $1,240 over the next three years as follows:

	2012	2013	2014	Total
Rental expense	$267	$550	$423	$1,240

Available sources of funding

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common stock. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

7.	Financial Instruments and Related Risks

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 7, Financial Instruments: Disclosures (“IFRS 7”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy. As required by IFRS 7, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As of April 1, 2010, March 31, 2011 and September 30, 2011, the Company did not have financial liabilities measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$124,043	$-	$-	$124,043
Short term investments	52,623	-	-	52,623
Common shares of publicly traded companies	7,844	-	-	7,844
Warrants	-	-	981	981

Management’s Discussion and Analysis	Page 20

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b)Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	September 30, 2011	March 31, 2011	April 1, 2010
		Within a year
Accounts payable and accrued liabilities	$27,805	$12,770	$7,504
Dividends payable	3,284	3,600	3,238
Due to a related party	249	3,447	-
Bank loan	-	-	1,465
	$31,338	$19,817	$12,207

(c) Foreign exchange risk

The Company undertakes transactions denominated in foreign currencies and is exposed to foreign exchange risk arising from such transactions.

The Company conducts its mining operations in China and thereby the majority of the Company’s assets, liabilities, revenues and expenses are denominated in RMB, which was tied to the USD until July 2005, and is now tied to a basket of currencies of China’s largest trading partners. The RMB is not a freely convertible currency.

The Company currently does not engage in foreign currency hedging, and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

	September 30, 2011	March 31, 2011	April 1, 2010
Financial assets denominated in U.S. Dollars	$32,011	$77,968	$29,808

Financial liabilities denominated in U.S. Dollars	$-	$-	$5

As at September 30, 2011, with other variables unchanged, a 1% strengthening (weakening) of the RMB against the USD would have increased (decreased) net income by approximately $0.01 million.

As at September 30, 2011, with other variables unchanged, a 1% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $0.2 million.

(d)Interest rate risk

Interest risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash equivalents and short term investments primarily includes highly liquid investments that earn interests at market rates that are fixed to maturity or at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of September 30, 2011.

(e) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, interest receivable, cash and cash equivalents and short term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary and has monitoring processes intended to mitigate credit risks. The Company has amounts receivable from its major customers primarily in China engaged in the mining and milling of base and polymetallic metals. The historical

Management’s Discussion and Analysis	Page 21

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

level of customer defaults is zero and aging of accounts receivable are less than 90 days, and, as a result, the credit risk associated with accounts receivable from customers as at September 30, 2011 is considered to be immaterial.

(f) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holding are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio at September 30, 2011, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects would have resulted in an increase (decrease) to comprehensive income of approximately $0.9 million.

8.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

9.	Transactions with Related Parties

Related party transactions not disclosed elsewhere in this MD&A are as follows:

Due from related parties	September 30, 2011		March 31, 2011	April 1, 2010
NUX (a)		$127	$203	$138
Henan Non-ferrous Geology Bureau (b)		9,139	-	-
		$9,266	$203	$138

Due to a related party	September 30, 2011		March 31, 2011	April 1, 2010
Z.X. Zhu (e)		$249	$3,447	$-

	Three months ended September 30,		Six months ended September 30,
Transactions with related parties	2011	2010	2011	2010
NUX (a)	$302	$93	$379	$152
Henan Non-ferrous Geology Bureau (b)	7,871	5,380	9,139	5,380
McBrighton Consulting Ltd.(c)	57	54	154	109
R. Feng Consulting Ltd. (d)	128	114	171	196
Z.X. Zhu (e)	3,198	-	3,198	-

(a)

According to a services and administrative costs reallocation agreement between the Company and NUX, the Company recovers costs for services rendered to NUX and expenses incurred on behalf of NUX. During the three and six months ended September 30, 2011, the Company recovered $302 and $379, respectively (three and six months ended September 30, 2010 - $93 and $152, respectively) from NUX for services rendered and expenses incurred on behalf of NUX. The costs recovered from NUX were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)

Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found. During the three and six months ended September 30, 2011, Henan Found extended loans of $7,851 (RMB¥ 50,000,000) and $9,089 (RMB¥ 58,000,000), to Henan Geology Bureau. The loans have a term of six months from the date of cash advance and bear a prime interest rate set by Bank of China.

(c)

During the three and six months ended September 30, 2011, the Company paid $57 and $154, respectively (three and six months ended September 30, 2010 - $54 and $109, respectively) to McBrighton Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(d)

During the three and six months ended September 30, 2011, the Company paid $128 and $171, respectively (three and six months ended September 30, 2010 - $114 and $196, respectively) to R. Feng Consulting Ltd., a private company controlled by a director of the Company for consulting services.

Management’s Discussion and Analysis	Page 22

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(e)

Z.X. Zhu is the 30% non-controlling interest shareholder of Yunxiang. During the three and six months ended September 30, 2011, the Company paid Z.X. Zhu $3,198 related to the liabilities assumed in connection with the acquisition of Yunxiang.

The balances with related parties are unsecured, non-interest bearing, and due on demand except for balances disclosed in (b) above.

(f)	Compensation of key management personnel

The remuneration of directors and other members of key management personnel for the three and six months ended September 30, 2011 and 2010 were as follows:

	Three months ended September 30,		Six months ended September 30,
	2011	2010	2011	2010
Directors' fees	$128	$35	$174	$70
Salaries for key management personnel	1,140	879	1,505	1,135
Stock-based compensation	836	-	2,011	642
	$2,104	$914	$3,690	$1,847

Salaries of key management personnel include consulting and management fees disclosed in (c) & (d) above. Stock-based compensation expenses were measured at grant date fair value.

10.	Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management estimates that are uncertain and any changes in these estimates could materially impact the Company’s financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies and estimates are described in Note 2 of the accompanying unaudited condensed consolidated financial statements.

Management has identified: (a) Mineral rights and properties, (b) Stock-based payments, and (c) Deferred income taxes as the critical estimates for the following discussion:

(a)

Mineral rights and properties are the most significant assets of the Company, representing $218 million on the balance sheet as at September 30, 2011. The Company has determined that acquisition costs, direct exploration, evaluation and development expenditures, including costs incurred during production to increase future output by providing access to additional sources of mineral resource, are capitalized where costs related to specific properties for which resources exists.

Upon commencement of commercial production, mineral rights and properties and capitalized expenditures are depleted over the mine’s estimated life using the units of production method calculated based on proven and probable reserves. Changes to estimates of proven and probable reserves can result in a change of future depletion rates.

Mineral rights and properties are reviewed and tested for impairment when indicators of impairment are considered to exist. Indicators are assessed based on a number of factors such as market prices of commodities, production costs, recovery rates, and overall economic and legal environment. An impairment loss is recognized for any excess of the carrying amount over its recoverable amount, which is the greater of its fair value less costs to sell and value in use. For mineral rights and properties, the fair value less costs to sell is estimated as the discounted future net cash flow expected to be derived from parameters such as expected future production, metal prices, and net proceeds from the disposition of assets on retirement, less operating and capital costs. The Company estimates these parameters based on the information available.

(b)

Stock-based payments. The Company accounts for stock options granted to employees, officers, directors, and consultants using the fair value method. The fair value of options granted to employees, officers, and directors is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. The fair value of stock options granted to consultants is measured at the fair value of the services delivered. Market related inputs using the Black-Scholes

Management’s Discussion and Analysis	Page 23

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

option pricing model are subject to estimation and includes risk free interest rate, expected life of option, expected volatility, expected dividend yield, and estimated forfeiture rate.

(c)

Deferred income taxes assets and liabilities are recognized using the balance sheet liability method on temporary differences at the reporting date between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that management believes it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that management believes it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered. Management’s expectation on future taxable income is based on information available and is subject to estimation.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Any changes to tax rates and laws will have an impact on the carrying amount of deferred income tax assets and liabilities.

11.	Future Accounting Changes

The IASB and IFRIC have issued certain new standards, interpretations, amendments and improvements to existing standards, mandatory for future accounting periods. The most significant of these are as follows, and are all effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted, unless otherwise specified:

IFRS 9 – Financial Instruments will be the new standard for financial reporting of financial instruments that is set to replace the existing IAS 39. IFRS 9 is principles-based and is aimed to be less complex than IAS 39.

IFRS 11 – Joint Arrangements provides a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities. IFRS 11 supersedes IAS 31 and SIC-13.

IFRS 12 – Disclosures of Interests in Other Entities will be the new standard for disclosure requirements for subsidiaries, joint-ventures, associates and unconsolidated structured entities. As previous disclosure requirements segregated in different standards – IAS 27, IAS 28, and IAS 31 – had overlaps in numerous areas, the new combined disclosure standard will present a uniformed requirement that is easier to understand and apply.

IFRS 10 – Consolidated Financial Statements will be the new standard that replaces the consolidation guidance in IAS 27 and SIC-12, by establishing a consistent application of the concept of control as the basis for determining which entities are consolidated in the consolidated financial statements.

IFRS 13 – Fair Value Measurement will be the new standard that replaces the guidance on fair value measurement in existing IFRS. It defines and provides guidance on measuring fair value and requires disclosures about fair value measurements in a single standard.

IAS 28 – Investments in Associates and Joint Ventures had an amendment in May 2011 that sets out the requirements for the application of the equity method when accounting for investments in associates and joint-ventures. The amendment specifies that interest in joint-ventures should be recognized as an investment and accounts for it using the equity method, unless the entity meets certain exemption criteria.

The Company is currently evaluating the impact of the future accounting standards on the consolidated financial statements.

Management’s Discussion and Analysis	Page 24

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

12.	International Financial Reporting Standards

The Company has adopted IFRS effective April 1, 2011 with the transition date being April 1, 2010. The unaudited condensed consolidated financial statements as at and for the three months ending June 30, 2011 have been prepared in accordance with IFRS and represents the Company’s first report since adopting IFRS. The significant accounting policies adopted by the Company are described in Note 2 of the accompanied unaudited condensed consolidated financial statements.

The conversion from Canadian GAAP to IFRS as the basis of preparing the Company’s financial statements has resulted in changes in the Company’s accounting policies, financial reporting process and systems, incremental controls relating to financial reporting, and additional financial expertise and training requirements. The conversion did not have any significant impact on the Company’s key financial performance indicators, financial covenants, capital requirements or compensation plans.

First-time adoption exemptions applied

In preparing the unaudited condensed consolidated financial statements in accordance with IFRS 1, First-time Adoption of IFRS (“IFRS 1”), the Company has applied certain of the optional exemptions from full retrospective application of IFRS. The optional exemptions applied are described below.

(i)

Business combinations – we have elected the business combinations exemption in IFRS 1 to not apply IFRS 3, Business Combinations retrospectively to past business combinations. Accordingly, the Company has not restated business combinations that took place prior to the transition date.

(ii)

Cumulative translation differences – we have elected to set the previously accumulated cumulative translation account, which was included in accumulated other comprehensive income, to zero as at the transition date, and absorbed the balance to retained earnings.

(iii)

Fair value as deemed cost – a first-time adopter of IFRS is allowed to elect a previous GAAP revaluation of an item of property, plant and equipment at, or before, the transition date to IFRS as deemed cost at the date of the revaluation, if the revaluation was at the date of the revaluation, broadly comparable to fair value. The Company had previously revalued certain mineral rights and properties as a result of a Canadian GAAP impairment on December 31, 2008 and has elected these revalued amounts, which is $nil, as their deemed cost as at the transition date. The fair value was $nil.

(iv)

Share-based payment – we have elected to not apply IFRS 2, Share-based Payment to equity instruments granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the date of transition to IFRS.

Management’s Discussion and Analysis	Page 25

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Summary of IFRS conversion impact

The following is a summary of the impact of IFRS conversion on the Company. For full details on the IFRS conversion, please refer to Note 25 of the accompanying unaudited condensed consolidated financial statements.

Balance Sheet / Equity as at April 1, 2010:

	Canadian	Transitional Adjustments
	GAAP	(i)	(ii)	(iii)	(iv)	(v)	(viii)	IFRS
Current Assets	$100,558	$-	$-	$-	$-	$-	$(112)	$100,446
Non-current Assets	178,896	475	(19,475)	-	-	-	112	160,008
Total Assets	$279,454	$475	$(19,475)	$-	$-	$-	$-	$260,454

Current Liabilities	$20,894	$-	$-	$-	$-	$-	$-	$20,894
Non-current Liabilities	21,832	-	(19,475)	-	-	-	-	2,357
Total Liabilities	42,726	-	(19,475)	-	-	-	-	23,251

Non-controlling interest	21,738	-	-	-	-	-	(21,738)	-

Total equity attributable to equity shareholders of the Company	214,990	475	-	(7,176)	188	-	-	208,477
Non-controlling interest	-	-	-	7,176	(188)	-	21,738	28,726
Total Shareholders' Equity	214,990	475	-	-	-	-	21,738	237,203
Total Liabilities and Shareholders' Equity	$279,454	$475	$(19,475)	$-	$-	$-	$21,738	$260,454

Balance Sheet / Equity as at September 30, 2010:

	Canadian	Transitional Adjustments
	GAAP	(i)	(ii)	(iii)	(iv)	(v)	(vi)	(vii)	(viii)	(ix)	IFRS
Current Assets	$116,499	$-	$-	$-	$-	$-	$-	$-	$(419)	$-	$116,080
Non-current Assets	200,067	3,333	(19,865)	-	-	-	(742)	-	419	462	183,674
Total Assets	$316,566	$3,333	$(19,865)	$-	$-	$-	$(742)	$-	$-	$462	$299,754

Current Liabilities	$27,483	$-	$-	$-	$-	$-	$-	$-	$-	$-	$27,483
Non-current Liabilities	22,342	-	(19,865)	-	-	-	-	-	-	-	2,477
Total Liabilities	49,825	-	(19,865)	-	-	-	-	-	-	-	29,960

Non-controlling interest	26,422	-	-	-	-	-	-	-	(26,422)	-	-

Total equity attributable to equity shareholders of the Company	240,319	3,675	-	(7,176)	188	-	(611)	(738)	-	462	236,119
Non-controlling interest	-	(342)	-	7,176	(188)	-	(131)	738	26,422	-	33,675
Total Shareholders' Equity	240,319	3,333	-	-	-	-	(742)	-	26,422	462	269,794
Total Liabilities and Shareholders' Equity	$316,566	$3,333	$(19,865)	$-	$-	$-	$(742)	$-	$-	$462	$299,754

Balance Sheet / Equity as at March 31, 2011:

	Canadian	Transitional Adjustments
	GAAP	(i)	(ii)	(iii)	(iv)	(v)	(vi)	(vii)	(viii)	(ix)	(x)	(xi)	IFRS
Current Assets	$214,567	$-	$-	$-	$-	$-	$-	$-	$(414)	$-	$-	$-	$214,153
Non-current Assets	298,948	289	(20,312)	-	-	-	(723)	-	8	198	(117)	14,171	292,462
Total Assets	$513,515	$289	$(20,312)	$-	$-	$-	$(723)	$-	$(406)	$198	$(117)	$14,171	$506,615

Current Liabilities	$36,549	$-	$-	$-	$-	$-	$-	$-	$(84)	$-	$-	$-	$36,465
Non-current Liabilities	33,681	-	(20,312)	-	-	-	-	-	(322)	-	(117)	3,543	16,473
Total Liabilities	70,230	-	(20,312)	-	-	-	-	-	(406)	-	(117)	3,543	52,938

Non-controlling interest	34,333	-	-	-	-	-	-	-	(34,333)	-	-	-	-

Total equity attributable to equity shareholders of the Company	408,952	785	-	(7,176)	188	-	(589)	(1,528)	-	198	-	(213)	400,617
Non-controlling interest	-	(496)	-	7,176	(188)	-	(134)	1,528	34,333	-	-	10,841	53,060
Total Shareholders' Equity	408,952	289	-	-	-	-	(723)	-	34,333	198	-	10,628	453,677
Total Liabilities and Shareholders' Equity	$513,515	$289	$(20,312)	$-	$-	$-	$(723)	$-	$(406)	$198	$(117)	$14,171	$506,615

Management’s Discussion and Analysis	Page 26

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Comprehensive income for three months ended September 30, 2010:

	Canadian	Transitional Adjustments
	GAAP	(i)	(v)	(vi)	(vii)	(viii)	(ix)	IFRS
Net income	$12,451	$(188)	$(30)	$240	$-	$4,548	$462	$17,483

Attributable to:
Equity holders of the Company	$12,451	$(269)	$(30)	$240	$(420)	$-	$462	12,434
Non-controlling interests	-	81	-	-	420	4,548	-	5,049
	$12,451	$(188)	$(30)	$240	$-	$4,548	$462	$17,483

Other comprehensive income, net of taxes	6,265	(255)	-	(9)	-	-	-	6,001
Comprehensive income	$18,716	$(443)	$(30)	$231	$-	$4,548	$462	$23,484

Attributable to:
Equity holders of the Company	$18,716	$(966)	$(30)	$233	$(420)	$-	$462	17,995
Non-controlling interests	-	523	-	(2)	420	4,548	-	5,489
	$18,716	$(443)	$(30)	$231	$-	$4,548	$462	$23,484

Comprehensive income for six months ended September 30, 2010:

	Canadian	Transitional Adjustments
	GAAP	(i)	(v)	(vi)		(vii)	(viii)	(ix)	IFRS
Net income	$26,552	$139	$(4)	$240	$		$9,029	$462	$36,418

Attributable to:
Equity holders of the Company	$26,552	$43	$(4)	$240		$(738)	$-	$462	26,555
Non-controlling interests	-	96	-	-		738	9,029	-	9,863
	$26,552	$139	$(4)	$240		$-	$9,029	$462	$36,418

Other comprehensive income, net of taxes	226	3,833	-	(9)		-	-	-	4,050
Comprehensive income	$26,778	$3,972	$(4)	$231		$-	$9,029	$462	$40,468

Attributable to:
Equity holders of the Company	$26,778	$3,198	$(4)	$233		$(738)	$-	$462	29,929
Non-controlling interests	-	774	-	(2)		738	9,029	-	10,539
	$26,778	$3,972	$(4)	$231		$-	$9,029	$462	$40,468

Comprehensive income for the year ended March 31, 2011:

	Canadian	Transitional Adjustments
	GAAP	(i)	(v)	(vi)	(vii)	(viii)	(ix)	(xi)	IFRS
Net income	$68,849	$(47)	$135	$278	$-	$20,626	$180	$(304)	$89,717

Attributable to:
Equity holders of the Company	$68,849	$(44)	$135	$278	$(1,528)	$-	$180	$(215)	67,655
Non-controlling interests	-	(3)	-	-	1,528	20,626	-	(89)	22,062
	$68,849	$(47)	$135	$278	$-	$20,626	$180	$(304)	$89,717

Other comprehensive income, net of taxes	18,691	2,047	-	(28)	-	-	18	2	20,730
Comprehensive income	$87,540	$2,000	$135	$250	$-	$20,626	$198	$(302)	$110,447

Attributable to:
Equity holders of the Company	$87,540	$311	$135	$256	$(1,528)	$-	$198	$(214)	86,698
Non-controlling interests	-	1,689	-	(6)	1,528	20,626	-	(88)	23,749
	$87,540	$2,000	$135	$250	$-	$20,626	$198	$(302)	$110,447

Transitional adjustments are made according to the following notes:

(i)	Foreign exchange impact on translation

With the adoption of IFRS, the Company’s Chinese subsidiaries changed their functional currency from the CAD to the RMB. Such change resulted in a foreign exchange difference between the two accounting standards on certain non-monetary assets and non-controlling interest. These assets were previously translated from RMB to CAD by using historical rates and then translated from CAD to USD by using period end rates under Canadian GAAP. However under IFRS, they are translated from RMB

Management’s Discussion and Analysis	Page 27

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

to USD directly by using period end rates.

April 1, 2010: Foreign exchange differences of $475 were adjusted to the respective non-current assets and retained earnings.

September 30, 2010: Foreign exchange differences of $3,333 were adjusted to respective non-current assets and retained earnings with a corresponding loss of $188 and gain of $139 recognized in net income in the three and six months period, respectively.

March 31, 2011: Foreign exchange differences of $289 were adjusted to respective non-current assets and retained earnings with an exchange loss of $47 recognized in net income in the period.

(ii)	Acquisition cost of GC property

At the time when the Company acquired its GC property, deferred income tax liabilities arising from acquisition premiums were recognized under the Canadian GAAP with the related assets capitalized to mineral rights and properties. However, IFRS does not allow the recognition of such deferred income tax liabilities.

April 1, 2010: Adjustments of $19,475 were made to reduce mining rights and properties (non-current assets) and deferred income tax liabilities.

September 30, 2010: Adjustments of $19,865 were made to reduce mining rights and properties (non-current assets) and deferred income tax liabilities.

March 31, 2011: Adjustments of $20,312 were made to reduce mining rights and properties (non-current assets) and deferred income tax liabilities.

(iii)	Non-controlling interests’ portion of reserves

IAS 1, Presentation of Financial Statements requires the Company subsidiaries’ non-controlling shareholders to pick up their portion of the reserve funds. Reserves of $7,176 were allocated to non-controlling interest.

(iv)	Cumulative translation difference

The Company has elected to eliminate its cumulative translation difference that existed at the date of transition to IFRS. Cumulative translation difference of $14,591 was reclassified from accumulated other comprehensive income to retained earnings. Non-controlling interest of $188 was adjusted to reflect the non-controlling interest holders’ portion of the cumulative translation difference.

(v)	Stock-based compensation

Under Canadian GAAP, forfeitures of grants were recognized as they occur. Under IFRS, forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods.

April 1, 2010: Stock-based compensation was reduced by $82 with respective adjustments made to contributed surplus and retained earnings.

September 30, 2010: Stock-based compensation was increased by $30 and $4 with corresponding adjustments made to contributed surplus and retained earnings in the three and six months period, respectively.

March 31, 2011: Stock-based compensation was reduced by $135 with respective adjustments made to contributed surplus and retained earnings.

(vi)	Henan Huawei 10% share acquisition adjustment

The acquisition of an additional 10% interest in Henan Huawei was accounted for as a business combination under Canadian GAAP. As the transaction did not result in a change of control in the Company’s ownership interest in Henan Huawei, under IFRS, the transaction is accounted for as an equity transaction. As a result, the carrying amount of the controlling and non-controlling interests is adjusted to reflect the changes in the relative interests in Huawei.

Management’s Discussion and Analysis	Page 28

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

September 30, 2010: Non-current assets were reduced by $742, with the respective adjustments made to non-controlling interests and equity. $240 is adjusted to increase net income mainly due to the reversal of deferred taxes in the three and six months period.

March 31, 2011: Non-current assets were reduced by $723, with the respective adjustments made to non-controlling interests and equity. $278 is adjusted to increase net income mainly due to reversal of deferred taxes.

(vii)	Non-controlling interests

Canadian GAAP does not allow the debit balance of non-controlling interests, while IFRS requires picking up of the non-controlling interests’ share of changes in equity since the date of transition, even if the resulting non-controlling interest balance becomes debit. As a result, the non-controlling interests of the Company’s subsidiaries, Huawei and Qinghai Found have been adjusted to reflect their portion of the changes in equity since the date of transition.

September 30, 2010: Non-controlling interests balance increased by $738.

March 31, 2011: Non-controlling interests balance increased by $1,528.

(viii)	Reclassification of financial statement items

Current portion of deferred income tax assets (liabilities) under Canadian GAAP were reclassified to long term under IFRS. Non-controlling interests presented as a mezzanine item under Canadian GAAP were reclassified to equity under IFRS. The presentation with respect to income attributable to the shareholders and income attributable to the non-controlling interests were presented in accordance with IFRS.

(ix)	Dilution gain and share of income from an associate, NUX

Adjustments to equity income and dilution gain were made due to changes of financial results of NUX as a result of NUX adopting IFRS.

September 30, 2010: adjustment of $462 was made to non-current assets with corresponding increase in comprehensive income in the three and six months period.

March 31, 2011: adjustment of $198 was made to non-current assets with corresponding increase in comprehensive income.

(x)	Environmental rehabilitation

IFRS requires the Company to revisit the environmental rehabilitation at every balance sheet date using the most current market information, such as the discount rate used to calculate future cash flows. This was not required under Canadian GAAP. The Company will revaluate the environmental rehabilitation based on discount rate changes on an annual basis. As a result of discount rate changes, an adjustment of $117 was made to reduce the environmental rehabilitation provision and its related assets on March 31, 2011 (September 30, 2010 - $nil, April 1, 2010 - $nil).

(xi)	Acquisition of Xinshao Yunxiang Mining Co. Ltd.

The acquisition of Yunxiang was accounted for as a business combination under Canadian GAAP using the purchase method. Under such method, the non-controlling interest is recorded at its proportionate share of the carrying value of the net assets acquired. The acquisition-related costs are included as part of the purchase consideration. Under IFRS, the acquisition is accounted for as a business combination using the acquisition method. The full fair value of the identifiable assets and liabilities acquired is recorded. The non-controlling interest is recorded at its proportionate share of the fair value of net identifiable assets acquired and the acquisition-related costs are expensed in the period.

As a result, on March 31, 2011, non-current assets were adjusted by $14,171, non-current liabilities related to deferred income liabilities were adjusted by $3,543 and non-controlling interest balance was adjusted by $10,841. Acquisition-related costs of $304 were expensed in statement of income for the period.

Management’s Discussion and Analysis	Page 29

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

13.	Other MD&A Requirements

Additional information relating to the Company:

(a) may be found on SEDAR at www.sedar.com;

(b) may be found at the Company’s web-site www.silvercorpmetals.com;

(c) may be found in the Company’s Annual Information Form; and,

(d) is also provided in the Company’s annual audited consolidated financial statements as of March 31, 2011.

14.	Outstanding Share Data

As at the date of this report, the following securities were outstanding:

(a) Share Capital

Authorized - unlimited number of common shares without par value

Issued and outstanding – 170,609,808 common shares with a recorded value of $232.2 million

Shares subject to escrow or pooling agreements - $nil.

(b) Options

As at the date of this report, the outstanding options are comprised of the following:

Number of Options	Exercise Price (CAD$)	Expiry Date
405,000	6.74	April 10, 2012
15,000	6.95	October 1, 2012
46,200	9.05	January 16, 2013
25,000	7.54	May 13, 2013
207,500	5.99	July 1, 2013
68,000	3.05	October 1, 2013
661,084	2.65	April 19, 2014
390,500	7.00	January 5, 2015
195,750	7.40	April 20, 2015
50,000	6.76	July 30, 2015
378,874	8.23	October 3, 2015
255,281	12.16	January 4, 2016
231,500	14.96	April 7, 2016
309,500	9.20	June 4, 2016
3,239,189

(c) Warrants

As at the date of this report, the outstanding warrants are comprised of the following:

Number of Warrants	Exercise Price (CAD$)	Expiry Date
50,000	$6.76	July 30, 2015

15.	Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutions; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to

Management’s Discussion and Analysis	Page 30

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risk. These and other risks are described in the Company’s Annual Information Form and NI 43-101 technical reports, which are available on SEDAR at www.sedar.com; Form 40-F; Audited Consolidated Financial Statements; Management’s Discussion and Analysis for the year ended March 31, 2011; and section 6 above. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to the Company’s business.

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies.

16.	Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the CEO and CFO, as appropriate to allow for timely decision about public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as at September 30, 2011, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration. Based on this evaluation, management concluded that the disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in reports we filed or submitted under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

17.	Changes in Internal Control over Financial Reporting

The financial reporting changes that resulted from the application of IFRS accounting policies were implemented during the quarter have not materially affected, or are not reasonably likely to materially affect, the Company’s control over financial reporting. There are no other changes in internal control over financial reporting during the quarter.

18.	Directors and Officers

As at the date of this report, the Company’s Directors and Officers are as follows:

Directors	Officers
Dr. Rui Feng, Director, Chairman & CEO	Dr. Rui Feng, Director, Chairman & CEO
Myles J. Gao, Director, President & COO	Myles J. Gao, Director, President & COO
Yikang Liu, Director	Maria Tang, Chief Financial Officer
Earl Drake, Director	Lorne Waldman, Corporate Secretary
Paul Simpson, Director	Shaoyang Shen, Vice President, China Operations
Robert Gayton, Director

19.	Production Guidance for the Fiscal Year 2012

During the first six months of fiscal year 2012, 3.0 million ounces of silver, 1,703 ounces of gold and 44.5 million pounds of lead and zinc were produced and sold from the four mines at the Ying Mining District. This is on track for the fiscal year 2012 Production Guidance for the Ying Mining District, which is to process 600,000 tonnes of ore at grades of 325g/t silver, 0.4g/t gold, 6% lead and 1.9% zinc, yielding 5.6 million ounces of silver, 4,000 ounces of gold, and 90 million pounds of lead and zinc. Total production cost is estimated at approximately $75 per tonne of ore.

For fiscal 2012, the BYP mine is expected to mine and mill 95,000 tonnes of ore at a grade of 6 g/t gold, yielding approximately 17,000 ounces of gold at an estimated total production cost of $28 per tonne of ore.

Management’s Discussion and Analysis	Page 31

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Forward Looking Statements

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

  the price of silver and other metals;

  estimates of the Company’s revenues and capital expenditures;

  estimated production from the Company’s mines in the Ying Mining District; and;

  timing of receipt of permits and regulatory approvals.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to, fluctuating commodity prices;

  exploration and development programs;

  feasibility and engineering reports;

  permits and licenses;

  First Nations title claims and rights;

  operations and political conditions;

  regulatory environment in China and Canada;

  environmental risks; and

  risks and hazards of mining operations.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading “Risks and Uncertainties” and elsewhere. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Management’s Discussion and Analysis	Page 32